Exhibit 99.1

ASX ANNOUNCEMENT

11 AUGUST 2008

SHAREHOLDER MAIL-OUT

Brisbane, Australia. 11 August 2008. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today mailed the attached company newsletter to shareholders.

Enquiries

Mr Linton Burns	Ms Cindy Ingram
Company Secretary	Investor Relations
T: +61 7 3842 3333	T: +61 7 3842 3333
lintonb@progen-pharma.com	cindyi@progen-pharma.com

Progen Pharmaceuticals Limited ACN 010 975 612 www.progen-pharma.com info@progen-pharma.com	Progen Pharmaceuticals Limited 16 Benson Street Toowong PO Box 2403 Toowong Queensland 4066 Australia	T + 617 3842 3333 F + 617 3720 9624	Progen Pharmaceuticals Inc 3 Twin Dolphin Drive Suite 100 Redwood City California 94065 - 1517	T +1 650 610 7800 F +1 650 610 7801

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages

ISSUE 02 AUGUST 2008

This Edition
CEO’s Message
Progen’s Products
Pipeline Future Plans for our Products
PharmaSynth Spin-Out Profile Cecile
Francis Financial Review
www.progen-pharma.com
Progen Management Team
Progen Board Team

CEO’S MESSAGE

T Justus Homburg

As many of you are aware, on the 23rd of July we announced that we had made the difficult decision to discontinue the global PATHWAY phase 3 clinical trial program investigating PI-88 as an adjuvant treatment for primary liver cancer (hepatocellular carcinoma, HCC) following curative resection. In that announcement we listed the reasons why. This decision is amongst the most difficult decisions that Progen has ever had to make. Progen’s management team and Board are convinced this was the right decision and provides the best possible long-term shareholder value creation potential.

While this development represents the end of one chapter for Progen, it is not the end of Progen. Drug development is inherently risky and accordingly we have spent the last several years building what we believe to be a promising early stage product portfolio. Over the past several years, we have built very strong capabilities in preclinical and clinical oncology product development as well as in medicinal chemistry and pharmaceutical product manufacturing. We are now focusing these capabilities and resources on rapidly moving forward our other compounds in development. These compounds fall into three broad categories, each of which is described in more detail in this Newsletter. We have PG11047 (phase 1), the 500 series (late preclinical) and the epigenetics platform (early preclinical) and we are driving these technologies as rapidly as possible to value creating events.

There are many reasons to be excited about each one of the technology areas. We are especially excited about our platform in epigenetics, which is all about changing gene expression processes, processes that go wrong in many cancers. This technology represents one of the latest breakthroughs in cancer drug development and we are at the forefront of this new area of research with the first published inhibitors of the enzyme LSD1 (lysine specific demethylase) and a series of compounds that we are taking through testing to prepare for clinical development.

In parallel to these efforts, we also recognize that our unencumbered cash is a strong asset especially in the current economic climate. We are actively seeking merger and acquisition opportunities. We are evaluating these opportunities carefully because we want to execute transactions that provide mechanisms to transform Progen into a stronger investment opportunity.

As we move forward we will update you on our progress.

T Justus Homburg

Chief Executive Officer

PROGEN’S

PRODUCTS

Progen’s three cancer platforms target different aspects of the biology of cancer: epigenetics, angiogenesis and cell proliferation.

Epigenetics

Epigenetics is an exciting new area of drug research and with Progen’s strong and established epigenetics research efforts and early stage compounds we are at the forefront of this new area of research.

Much of the focus in epigenetics (the process of changing gene expression) is on a group of enzymes that help control how tightly DNA is coiled around a group of proteins called histones. Genes can only be activated when key pieces of DNA are unwrapped, allowing the data to be accessed to manufacture proteins. In cancer, the coiling of DNA can be dysregulated resulting in the silencing of important tumor suppressor genes and the goal with most epigenetic research is the use of drugs to control the way DNA is coiled so that those tumor suppressor genes can be switched back on.

Progen has developed the first published compounds that inhibit a newly identified enzyme that plays a part in the above process, lysine specific demethylase (LSD1). The primary goal of our current studies is to determine if inhibition of LSD1 with our new compounds offers potential therapeutic advantages over existing strategies targeting aberrant epigenetic gene silencing.

Angiogenesis

Progen’s angiogenesis products have been developed to target a number of proteins, including VEGF and FGF-2, which bind to a complex sugar called heparin sulfate. The PG500 program capitalises upon Progen’s longstanding expertise in the area of heparan sulfate mimetics. This program is aimed toward providing a product for clinical development with significant enhancements to the first generation products (eg PI-88) in efficacy, manufacturability and pharmacokinetic properties. Our lead candidate, PG545, is now progressing through pre-clinical studies toward submission of an IND package with the US FDA thus allowing the commencement of human clinical trials. In addition, we are currently in the early stages of a heparanase discovery research program which is aimed at the design of selective, small molecule inhibitors of heparanase.

Cell Proliferation

Progen’s cell proliferation platform is centered around the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. PG11047 is a novel Phase I clinical candidate. PG11047 is a polyamine analogue that competes with natural polyamines and treatment with PG11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumors. Although this mechanism is unique, it has been the focus of considerable scientific interest for several years and to date PG11047 has shown anti-tumor activity in animal models along with a good safety profile in the human trials conducted to date. Progen is progressing PG11047 through early clinical development in parallel to conducting additional translational studies to determine the most promising indications for PG11047.

FUTURE PLANS FOR

OUR PRODUCTS

Progen is very actively developing products in its three biological platforms. The following table outlines the latest developments in each of these platforms and the future focus of activity.

PRODUCT PLATFORM	LATEST DEVELOPMENTS	FUTURE FOCUS

Epigenetics	• Progen have the first published LSD1 inhibitors • Latest data shows our inhibitors have a strong effect on gene expression

•                  Continue to screen new compounds against LSD1 and expand the chemical series in development

•                  Progress representative compounds of each series through early animal studies to determine the anti-tumor activity

•                  Maintain our competitive leadership position in the field of epigenetics

Angiogenesis

•                  A lead preclinical candidate has been chosen from our 500 series (PG545)

•                  PG545 has strong anti-angiogenesis activity and has activity in animal models

•                  Heparanase small molecule discovery program launched in late 2007

•      Conduct IND enabling studies including:

•                       safety studies to determine the safety profile and future human dosing of PG545

•                       scale-up manufacture

•                       bioassay development

•                  Progress back-up compounds to PG545

•                  Progress screening program of small molecules against the target heparanase

Cell Proliferation	• Phase 1 monotherapy trial of PG11047 has been re-instated and is recruiting well

•                  Re-instate phase 1 trial of PG11047 in combination with 5 other anti-cancer therapies

•                  Assess data from the two phase 1 trials as it becomes available and actively plan a phase 2 development program

•                  Progress next generation polyamine analogues in preclinical development

As announced on 23 July 2008 we had AUD$76.7 million in cash as at 30 June 2008 (unaudited).

We also announced that we had creditor accruals of AUD$6.2 million at 30 June 2008 (unaudited) and expect PATHWAY wind- down costs not to exceed AUD$4.0 million.

PHARMASYNTH SPIN-OUT

Les Tillack - CEO, PharmaSynth

On 2 July 2008 Progen announced the spin-out of its manufacturing business as the wholly owned subsidiary company PharmaSynth Pty Ltd (PharmaSynth). The spin-out of the manufacturing operations is consistent with Progen’s core drug development focus.

The launch of PharmaSynth will allow the new company to focus on the provision of contract pharmaceutical development services. Additionally, PharmaSynth will seek to expand its process development and manufacturing services to the biotechnology industry as it will be able to provide a viable alternative to overseas manufacture of early phase pharmaceuticals and veterinary drugs.

Newly appointed CEO of PharmaSynth, Leslie Tillack said, “I am extremely encouraged by the progress PharmaSynth has made since its launch. We are close to securing our first contracts. This early interest in our manufacturing services confirms our projections on the unmet needs of the Australian and international biotech industry.”

PharmaSynth currently manufactures biopharmaceutical and small molecule drugs for human and veterinary use. The company’s manufacturing facility is licensed by both the TGA and APVMA for cGMP manufacture.

Website - www.pharmasynth.com.au

PROFILE

Cecile Francis

Cecile Francis is Progen’s Director of Regulatory Affairs. Originally from Marseille, France, Cecile has worked in various regulatory affairs roles for several years in two major pharmaceutical companies: Sanofi-Aventis (Paris, France) and Pfizer Ltd (Tadworth, UK). Cecile holds a master’s degree in Drug Registration and European Laws (University of Chatenay-Malabry, France) and is a Doctor of Pharmacy (University of Marseille, France), the French equivalent of a Pharm.D.

Cecile’s previous main responsibilities were to liaise with European agencies to support drug registration, global drug development and clinical trials applications. Cecile has had a successful marketing authorisation approval record and has in-depth experience providing regulatory input to drug development activities at all stages from First-in Patient to phase 3. She has led several agency meetings to ensure the design of proposed clinical trials and relevant data are adequate to support key development milestones (e.g. end of phase 2 meetings).

Cecile’s overall current responsibilities at Progen include:

•                  Developing the global regulatory strategy for Progen’s portfolio;

•                  Coordinating the preparation and submission of regulatory applications (IND, CTA etc) for clinical investigations;

•                  Preparing and leading regulatory agency meetings as required

•                  Advising clinical development and discovery teams on regulatory issues through the different stages of development (phase 1 to 3) for the current portfolio; and

•                  Managing regulatory consultants.

FINANCIAL OVERVIEW

•                  ASX (PGL) and NASDAQ (PGLA)

•                  Total number of fully paid ordinary shares on issue: 60.3M

•                  Total listed options outstanding: 2.97M

•                  Market capitalisation 31 July 2008: ~AU$ 39 million

•                  Cash on hand: ~AU$ 76.7 million as of June 30 2008 (unaudited)

WWW.PROGEN-PHARMA.COM

Progen has recently completed the development of a new website. We encourage you to take a look. We think you will be pleased with the increased level of information and ease of navigation. On the website you can sign up for “Email Alerts” where you can receive news on Progen when it is hot off the press.

PROGEN MANAGEMENT AND BOARD

MANAGEMENT

Justus Homburg	CEO, Managing Director

Linton Burns	COO / Company
Secretary

Sarah Meibusch	VP, Business
Development

Dr James Garner	VP, Clinical Development
& Medical Affairs

Dr Laurence Marton	Chief Scientific
Officer

Dr John Devlin	VP, Manufacturing
Operations

Staff numbers (Progen)	29 employees

BOARD

Mal Eutick	Independent Non-Executive
Chairman

Patrick Burns	Independent Non-Executive
Director

John Zalcberg	Independent Non-Executive
Director

Stephen Chang	Non-Executive Director

John Lee	Independent Non-Executive
Director

Robert Williamson	Independent Non-Executive
Director

Justus Homburg	CEO, Managing Director

SAFE HARBOUR STATEMENT

This document contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Progen Pharmaceuticals Ltd ACN 010 975 612

Cindy Ingram, Investor Relations

16 Benson St, Toowong, QLD 4066, Australia | PO Box 2403, Toowong, QLD 4066, Australia | T +61 7 3842 3333 | F +61 7 3720 9624